May 16, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

RE:      Northern Lights Fund Trust IV (the “Trust”)

File Nos.: 333-204808 and 811-23066

FMC Excelsior Focus Equity ETF (S000074624)

Dear Mr. Worthington:

This correspondence responds to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on May 16, 2023, with respect to the Trust’s Preliminary Proxy Statement (the “Proxy”) filed on May 8, 2023 (SEC Accession No. 0001580642-23-002621). For your convenience, the comments have been reproduced with a response following each comment.

1.	As a general comment, throughout the filing please confirm that defined terms for Vident Investment Advisory, LLC, the current sub-adviser, and Vident Advisory, LLC, the proposed sub-adviser, are consistently applied. Please also consider adopting defined terms that are more descriptive and which may avoid shareholder confusions (such as Current Sub-Adviser and Sub-Adviser).

We confirm that the filing has been revised accordingly.

2.	As a general comment, please replace Former Sub-Advisory Agreement with Current Sub-Advisory Agreement, given that the agreement will not terminate until the close of the transaction.

We confirm that the filing has been revised accordingly.

3.	Please be sure that all omitted information/blanks are completed in the Definitive Filing.

We confirm that all omitted information will be included in the final definitive filing.

4.	The Staff notes that in response to the question “What will happen if shareholders do not approve the New Sub-Advisory Agreement?” that discussion of an interim sub-advisory agreement is introduced. As this is the first reference to this agreement, please provide additional details for a shareholder to understand the reason and purpose of an interim contract.

We confirm that the response has been revised to include additional details regarding the interim sub-advisory agreement.

5.	Please provide the legal basis for the disclosure which follows the question “What happens if I sign but do not mark my vote?”

Delaware law provides an issuer the ability to determine how to treat proxy cards that are signed and returned, but without a vote. Under Delaware law an issuer must clearly disclose to shareholders how a proxy vote which is signed, but with no vote marked, will be treated.

6.	In accordance with Item 22(c)(1)(i) please provide the date and reason for the agreements last submission to shareholder(s).

The following disclosure has been added to the proxy statement:

The Current Sub-Advisory Agreement was approved, as part of the Fund’s inception, by the Board, including a majority of the Independent Trustees, on October 21, 2021, and by the Fund’s initial shareholders on April 21, 2022.

7.	Please provide disclosure regarding the reason why the sub-adviser is being changed from Vident Investment Advisory, LLC to Vident Advisory, LLC.

As part of the Transaction the Sub-Adviser will assume the entirety of the Current Sub-Adviser’s operations. For this reason, the New Sub-Advisory Agreement is with the Sub-Adviser and not the Current Sub-Adviser. The following disclosure has been added to the proxy statement:

As part of the Transaction the Sub-Adviser will assume the entirety of the Current Sub-Adviser’s operations. For this reason, the New Sub-Advisory Agreement is with the Sub-Adviser and not the Current Sub-Adviser.

8.	In accordance with Item 22(c)(3) please disclose name and address of all entities that will own the sub-adviser.

After the close of the Transaction, Casey Crawford, through VA Holdings, will control the Sub-Adviser. VA Holdings is located at 8024 Calvin Hall Road, Fort Mill, South Carolina 29707. The following disclosure has been added to the proxy statement:

After the close of the Transaction, Casey Crawford, through VA Holdings, will control the Sub-Adviser. VA Holdings is located at 8024 Calvin Hall Road, Fort Mill, South Carolina 29707.

If you have any questions or require further information, please contact Ryan Charles at 602-877-7926 or via email at ryan@khc.law.

Sincerely,

/s/ Ryan Charles

Ryan Charles

Principal